Exhibit (a)(1)(B)

TO:
FROM:
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	January 7, 2010

IMPORTANT NEWS — PLEASE READ IMMEDIATELY.

We are pleased to announce that Mentor Graphics is officially launching a one-time stock option exchange program, referred to as the Exchange Offer, on January 7, 2010. The Exchange Offer will give eligible employees a one-time opportunity to surrender eligible options in exchange for restricted stock units. This is a voluntary program – eligible employees will make their own choice whether to participate.

This letter is an introduction to the Exchange Offer, but does not detail all the terms and conditions that apply. The specific details of the Exchange Offer are included in the documents found on the Exchange Offer website at https://mentor.equitybenefits.com/. Please review these materials carefully so you can make an informed decision on whether or not to participate in the Exchange Offer. Due to legal requirements, no one from Mentor Graphics is authorized to provide you with advice, recommendations or additional information regarding the Option Exchange Program. If you have technical difficulty accessing the Exchange Offer website and require assistance, please email: Option_ExchangeQuestions@mentor.com.

If you want to participate in the Exchange Offer, you must access the Option Exchange Program Website at https://mentor.equitybenefits.com/ and follow the instructions on the website. Your login information (ID and Password) is set forth below. The Exchange Offer will expire at 5:00 p.m., Pacific Time, on February 5, 2010, unless it is extended by Mentor Graphics.

On behalf of the management team and the Board of Directors, thank you for all your incredible efforts to make us a better company.

Your Log-in ID is your company email address.

Your Password is: